

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Max Levchin
Chief Executive Officer
Affirm Holdings, Inc.
650 California Street
San Francisco, CA 94108

Re: Affirm Holdings, Inc.
Registration Statement on Form S-1
Filed November 18, 2020
File No. 333-250184

Dear Mr. Levchin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 18, 2020

Summary Consolidated Financial and Other Data
Key Operating Metrics and Non-GAAP Financial Measures
Contribution Profit, page 22

1. We note you have reconciled the non-GAAP measure "Contribution Profit" to net loss. Please reconcile this measure to the most directly comparable GAAP measure, gross margin, as calculated on a GAAP basis. Further, as you have presented Contribution Profit as a Percent of GMV, please also present GAAP-based Gross Margin as a Percent of GMV. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K.

2. We note from your response and revised disclosure that you have excluded amounts related to the purchase, investment, and sale of loans. While it may be important to

discuss the impact timing differences related to the recognition and amortization of the discount on purchased loans has on Contribution Profit, it is unclear that your current presentation is compliant with Item 10(e) of Regulation S-K in that it appears that the exclusion of this activity creates an individually tailored pattern of recognition and measurement. Refer to Question 100.04 of the Compliance and Disclosure Interpretation on Non-GAAP Measures.

Risk Factors
Risks Related to Our Business and Industry
A large percentage of our revenue is concentrated . . ., page 26

3.   We note your disclosure on page 26 that "an anticipated material modification in the merchant agreement with a significant merchant partner could affect the results of our operations, financial condition, and future prospects." Please elaborate on what is meant by the term "anticipated" and clarify whether you expect any material modifications to your significant merchant agreements to occur.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation, page 97

4.   We note your revised disclosures in response to our prior comment 7 and re-issue our comment in part. Please expand your discussion of your results of operations for the periods presented to provide greater analysis to the reasons why increases in merchant network revenue occurred.

Material Agreements
Shopify, page 121

5.   You disclose that you pay Shopify a fee for each sale processed through your platform. Please explain to us how you account for these fees and your consideration of ASC 606-10-32-25 in your treatment.

Description of Capital Stock
Certificate of Incorporation and Bylaws
Choice of Forum, page 185

6.   We note your amended disclosures in response to comment 10, and that you have filed your Form of Amended and Restated Bylaws as Exhibit 3.4. In this regard, we note that your risk factor disclosure on page 64 and the exclusive forum provision contained in Article IX of your Form of Amended and Restated Bylaws state that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933. However, your exclusive forum disclosure in your Description of Capital Stock section does not include language to that effect. Please revise your disclosure to reconcile this inconsistency.

General

7.   We note your revised disclosures in response to our prior comment 15, and re-issue our comment in part. Please disclose the source of your assertion that "[a] lack of transparency by traditional financial and payments institutions, ranging from hidden penalties, hard to understand 'fine print,' and unwanted bundling of products, has led to an erosion of trust and a poor consumer experience. These views are particularly acute for the over 160 million Gen Z and Millennials in the U.S., who prefer to build trusted relationships with the brands with whom they engage and from whom they buy products and services." Alternatively, please revise to describe this assertion as your belief, if true.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gregg A. Noel